Contact

www.linkedin.com/in/killian-
nowrey-48b518182 (LinkedIn)

Top Skills

Organization Skills

Oral Communication

Graduate Students

Languages

Italian (Professional Working)

Spanish (Limited Working)

Certifications

Real Estate Broker

Private Pilot Instrument Rating -
Single Engine Airplane Land

Honors-Awards

Joint Service Commendation Medal

Killian Nowrey

Ruck Sox Founder | Army Veteran | MBA Candidate at UNC Kenan-
Flagler Business School

Ocean Isle Beach, North Carolina, United States

Summary

While I no longer influence enemy behavior or jump out of perfectly
good airplanes, those experiences helped me become the business
leader that I am today. I'm a US Army Special Operations Forces
Veteran with over 3 years of advanced influence and persuasion
experience, comparable to strategic marketing.

After returning from Iraq and getting out of the Army, I obtained a
BA from Campbell University and started the UNC Kenan-Flagler
Business School Executive MBA program where I'm focusing on
finance while taking elective courses in consulting, real estate, and
public policy. This program will help me continue to grow Ruck Sox,
make sound investments in real estate, and ultimately it will make
me a more well-rounded businessman and individual.

I have traveled quite a bit since I was young, and thoroughly enjoy
learning about new cultures and trying new food. In high school,
I spent a year in Italy where I learned Italian and lived with the
founders of the Italian fabric company LEDATEX. Several years
later, I learned Spanish at the US Army John F. Kennedy Special
Warfare Center and School while simultaneously learning how to fly
an airplane.

Solving real problems and working with people I care about is what I
enjoy more than anything.

_____

Experience

Ruck Sox

Co-Founder & CEO

February 2022 - Present (2 years 1 month)

Chatham County, North Carolina, United States

- Coordinates yarn purchasing, delivery, dying, knitting, finishing, and
packaging.

- Implements the strategic sales strategy while projecting inventory needs.
- Periodically measures and evaluates marketing strategy performance to ensure goals are met.
- Assists in the development and testing of prototype designs.
- Researches and identifies innovative materials to use in high-performance socks.
- Submitted and received 3 registered trademarks with USPTO.
- Leads high-stakes negotiations that result in cost savings for the company.
- Schedules and executes all sponsorship and sales events across the nation.
- Successfully negotiated the acquisition of a digital asset ranked in the top .5% globally.
-Compiled legal and financial documents for a Form C filing with the SEC after successful crowdfunding.

8th Psychological Operations Group (Airborne), 1st Special Forces Command (Airborne), U.S. Army
Psychological Operations Sergeant (Marketing Manager)
May 2020 - October 2021 (1 year 6 months)
Fort Bragg, North Carolina Area

- Sergeant in the US Army Special Operations Command. Deployed to Iraq in support of Special Operations Joint Task Force - Operation Inherent Resolve.
- Served as a one-man attachment to a Marine Special Operations Company, teaching psychological operations classes to Iraqi personnel while simultaneously conducting influence operations to defeat ISIS.
- Utilized various organic PSYOP assets resulting in over 1.2 million messages disseminated on many different platforms.
- Kept extensive records of PSYOP products and documents for series and product development, dissemination, and coordination.
- Frequently used advanced interpersonal communication techniques while attending several meetings with both coalition and partner force generals and colonels.

US Army Special Warfare Center (SWC)
Psychological Operations Student (Marketing Specialist)
July 2018 - May 2020 (1 year 11 months)
Fayetteville, North Carolina Metropolitan Area

- Mastered the core PSYOP skills of target audience analysis, social media marketing, selection of themes, and advanced interpersonal communication.
- Completed the Spanish Special Operations Language Training Course and US

Army Special Operations Forces Basic Leader Course.

701st Military Police Battalion, 14th MP Brigade
Military Police Trainee (Law Enforcement Officer)
March 2018 - July 2018 (5 months)
Fort Leonard Wood, Missouri, United States

- Successfully graduated from the highly structured US Army Military Police One Station Unit Training.
- Learned the basics of jurisdiction, investigations, and arrest of suspects.
- Evaluated on emergency vehicle driving and law enforcement operations.

———

Education

UNC Kenan-Flagler Business School
Master of Business Administration - MBA, Finance & Strategy · (September 2022 - October 2024)

Campbell University
Bachelor of Arts - BA, Criminal Justice · (May 2019 - December 2021)

Wake Christian Academy
High School Diploma · (August 2013 - June 2017)